Exhibit 99.1

PRESS RELEASE

Immatics Appoints Biotech Executive Eliot Forster to Board of Directors

Tuebingen, Germany and Houston, Texas, September 15, 2020 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, announced today the appointment of Eliot Forster, PhD, to its Board of Directors. Forster currently serves as Chief Executive Officer (CEO) at bispecific antibody developer, F-star Therapeutics, and Non-Executive Chairman of Avacta plc. He brings to Immatics extensive experience, including leadership of trailblazing biopharmaceutical companies in the field of immuno-oncology and others. He will further strengthen Immatics’ Board as the company develops its pipeline of T cell receptor (TCR)-based therapeutics.

Peter Chambré, Chairman of Immatics’ Board of Directors commented: “Being able to attract Eliot to the Board is a testament to the transformational science and corporate culture that Immatics has established and the momentum the Company has gained towards bringing the power of T cells to cancer patients. We are delighted to have Eliot join our Board and look forward to his counsel as we continue implementing strategies to achieve our clinical milestones and Immatics’ next development steps.”

Eliot Forster added: “At a time when cancer immunotherapies hold such great promise for the future, Immatics has developed a powerful approach to discover and address novel cancer targets previously inaccessible by current immuno-oncology therapies. The company’s broad pipeline, which includes TCR product candidates that can target tumor cells but also the microenvironment, has the potential to transform the landscape of TCR-based treatments. I am thrilled to be joining the Board of Immatics, a company that I have watched and admired for a long time. I am looking forward to working with the Board, as well as Harpreet and the team to develop the company’s T cell technology, to transform the lives of patients with cancer.”

Eliot Forster joined F-star Therapeutics in 2018 and under his leadership significantly increased its portfolio of immuno-oncology products and will list the company on Nasdaq through a recently announced combination with Spring Bank Pharmaceuticals Inc. Before joining F-star, Eliot Forster served as CEO of Immunocore. During his tenure he was responsible for raising considerable capital and steering the company’s strategy in immuno-oncology, infectious diseases, and autoimmune diseases, as well as establishing clinical collaborations with global pharmaceutical companies. Prior to this, he was the CEO of Creabilis Therapeutics and Solace Pharmaceuticals Inc. Forster’s other previous positions include Head of Development and Operations for the EU and Asia at Pfizer and founding Chairman of MedCity. Forster holds a PhD in neurophysiology from Liverpool University and an MBA from Henley Management College.

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Notes to Editors

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter and LinkedIn.

Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the Securities and Exchange Commission (SEC). Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

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For more information, please contact:

For media enquiries	Investor Relations Contact
Gretchen Schweitzer or Jacob Verghese, PhD	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646-378-2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.

Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281-810-7545
media@immatics.com	InvestorRelations@immatics.com

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